Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

				Year Ended December 31, 2009
				Predecessor	Successor
	Predecessor			Period from January 1 through	Period from December 1 through	Combined January 1 through	Successor
	Year Ended December 31,			November 30,	December 31,	December 31,	Year Ended
	2006	2007	2008	2009	2009	2009	December 31, 2010

Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(1,241)	$(1,318)	$(2,550)	$9,748	$10	$9,758	$58
Fixed Charges	1,908	1,868	1,912	1,315	69	1,384	885

Total Earnings	$667	$550	$(638)	$11,063	$79	$11,142	$943

Fixed Charges
Interest Expense	$1,860	$1,831	$1,872	$999	$68	$1,067	$853
Interest Expense Included Within Reorganization Items, Net	-	-	-	289	-	289	-
Amortization of Debt Costs	41	30	33	21	-	21	24
Interest Element of Rentals	7	7	7	6	1	7	8

Total Fixed Charges	$1,908	$1,868	$1,912	$1,315	$69	$1,384	$885

Ratio of Earnings to Fixed Charges (1)	-	-	-	8.41	1.14	8.05	1.07

(1) Earnings for the years ended December 31, 2006, 2007, and 2008 were insufficient to cover fixed charges by $1.2 billion, $1.3 billion, and $2.6 billion, respectively. As a result of such deficiencies, the ratios are not presented above.